August 17, 2012

David Lyon, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Mackinac Financial Corporation

Registration Statement on Form S-1 (SEC File No. 333-182724)

Dear Mr. Lyon:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Mackinac Financial Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on August 21, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised the undersigned intends to effect the following approximate distribution of copies of the Preliminary Prospectus to be dated August 21, 2012:

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O’NEILL & PARTNERS, L.P.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs
	Name:	William D. Hobbs
	Title:	Managing Director

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Robert A. Kleinert
	Name:	Robert A. Kleinert
	Title:	An Officer of the Corporation

For themselves and as Representatives of the other Underwriters